Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Callon Petroleum Company
Commission File No.: 001-14039

On March 15, 2024, Callon Petroleum Company ("Callon") issued the following press release:
CALLON PETROLEUM COMPANY ANNOUNCES
PRICE DETERMINATION WITH RESPECT TO ITS TENDER OFFERS AND
CONSENT SOLICITATIONS
HOUSTON, March 15, 2024 /PRNewswire/ -- Callon Petroleum Company (NYSE: CPE) (“Callon” or the “Company”) today announced the pricing terms of its previously announced cash tender offers (the “Offers”) for any and all of its 8.000% Senior Notes due 2028 (the “2028 Notes”) and any and all of its 7.500% Senior Notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”). The terms and conditions of the Offers and the Consent Solicitations (as defined below) are set forth in the Offer to Purchase and Consent Solicitation Statement, dated as of March 1, 2024 (as it may be amended or supplemented from time to time, the “Statement”).
As previously announced, the Offers are contingent upon, among other things, the closing of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated January 3, 2024 (the “Merger Agreement”), by and among Callon, APA Corporation, a Delaware corporation (“APA”), and Astro Comet Merger Sub Corp., a Delaware corporation and wholly owned, direct subsidiary of APA. Callon will not be required to accept for purchase any tendered Notes or delivered Consents (as defined below) or pay the Total Consideration or the Tender Offer Consideration (as each is defined below), as applicable, if the Merger is not consummated on or prior to the Settlement Date (as defined below) (the “Merger Condition”).
Subject to the satisfaction or waiver of the conditions to the Offer, including satisfaction of the Merger Condition, the Company expects to accept for purchase on April 1, 2024 (the “Settlement Date”) all Notes validly tendered and not validly withdrawn at or prior to 11:59 p.m., New York City time, on March 28, 2024 (as such time may be extended, the “Expiration Time”). Holders of Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on March 14, 2024 (the “Consent Fee Deadline”), and accepted for purchase, will receive total consideration per $1,000 principal amount of Notes validly tendered and accepted for purchase equal to the fixed spread (the “Fixed Spread”) plus a yield based on the bid-side price of the U.S. Treasury Reference Security, each as specified in the table below (the “Total Consideration”), which includes a consent fee of $30 per $1,000 principal amount of the Notes (the “Consent Fee”), plus accrued and unpaid interest from and including the last interest payment date up to, but excluding, the Settlement Date. Holders who validly tender their Notes after the Consent Fee Deadline but at or prior to the Expiration Time, and whose Notes are accepted for purchase, will be entitled to receive the Total Consideration less the Consent Fee (the “Tender Offer Consideration”). Holders who tender their Notes after the Consent Fee Deadline will not receive the Consent Fee. Set forth in the table below is the applicable Total Consideration for each series of Notes, as calculated as of 10:00 a.m., New York City time, today, March 15, 2024, in accordance with the Statement:

Title of Note	CUSIP Numbers	ISIN Numbers	Principal Amount Outstanding	U.S. Treasury Reference Security	Bloomberg Reference Page	Reference Yield	Fixed Spread (basis points)	Consent Fee(1)(2)	Total Consideration(1)(2)
8.000% Senior Notes due 2028	13123XBD3 (144A) / U1303XAG1 (Reg S)	US13123XBD30 (144A) / USU1303XAG17 (Reg S)	$650,000,000	UST 3.000% due 7/31/2024	FIT 3	5.386%	50	$30	$1,045.88

7.500% Senior Notes due 2030	13123XBF8 (144A) / U1303XAH9 (Reg S)	US13123XBF87 (144A) / USU1303XAH99 (Reg S)	$600,000,000	UST 2.875% due 6/15/2025	FIT 4	5.000%	50	$30	$1,058.03
________________________________
(1)Per $1,000 principal amount.
(2)The Total Consideration for Notes validly tendered prior to the Consent Fee Deadline and accepted for purchase is calculated using the Fixed Spread and is inclusive of the Consent Fee.
The Offer and the Company’s concurrent solicitation (the “Consent Solicitations”) of consents (“Consents”) from the holders of the Notes for certain proposed amendments that would, among other things, eliminate substantially all restrictive covenants and certain of the default provisions contained in each of the indentures governing the Notes for each of the 2028 Notes and 2030 Notes is being made independently of the Offer and Consent Solicitation for the other series of Notes, and the Company reserves the right, subject to applicable law, to terminate, withdraw, amend or extend the Offer and Consent Solicitation for any series of Notes without also terminating, withdrawing, amending or extending the Offer and Consent Solicitation for any other series of Notes.
Available Documents and Other Details
MUFG Securities Americas Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA LLC are acting as Dealer Managers for the Offers and Solicitation Agents for the Consent Solicitations. Capital One Securities, Inc., PNC Capital Markets LLC and Regions Securities LLC are acting as Co-Dealer Managers for the Offers and Solicitation Agents for the Consent Solicitations. Questions regarding the Offers or the Consent Solicitations may be directed to MUFG Securities Americas Inc. at (212) 405-7481, HSBC Securities (USA) Inc. at (212) 525-5552 or Mizuho Securities USA LLC at (212) 205-7736. D.F. King & Co., Inc. is acting as Information Agent and Tender Agent for the Consent Solicitations. Requests for copies of the Statement may be directed to D.F. King by telephone at (800) 791-3320 or by email at Callon@dfking.com.
None of Company, the Dealer Managers and Solicitation Agents, the Co-Dealer Managers and Solicitation Agents, the Tender Agent and Information Agent, the trustee under the indentures governing the Notes or any of their respective affiliates is making any recommendation as to whether holders of the Notes should tender any Notes in response to the Offers and the Consent Solicitations. Holders must make their own decision as to whether to participate in the Offers and the Consent Solicitations and, if so, the principal amount of Notes as to which action is to be taken.
About Callon Petroleum
Callon Petroleum Company is an independent oil and natural gas company focused on the acquisition, exploration and sustainable development of high-quality assets in the Permian Basin in West Texas.
No Offer or Solicitation in Connection with Merger
Communications in this press release are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, in each case with respect to the Merger and shareholder meeting related thereto or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the Merger, APA has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. Callon and APA commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about February 16, 2024. The Merger will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the Merger. This press release is not a substitute for the Registration Statement and definitive Joint Proxy Statement/Prospectus that has been filed with the SEC or any other document that Callon or APA has filed or may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the Merger. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. To the extent holdings of Callon’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for Callon’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. To the extent holdings of APA’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for APA’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the participants in the solicitations in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the Merger. Stockholders of Callon and APA, potential investors and other readers should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this press release concerning the Merger, including any statements regarding the expected timetable for completing the Merger, the results, effects, benefits and synergies of the Merger, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the Merger and related matters; the risk that a condition to closing of the Merger may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; the diversion of management time on Merger-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, in APA’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC, and in the Registration Statement.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
CONTACT:
Investor: (281) 589-5200; IR@callon.com
Website: www.callon.com